[GRUPO LOGO]



FOR IMMEDIATE RELEASE

For information contact:
Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

       GRUPO FINANCIERO GALICIA S.A. ANNOUNCES THE FILING OF AN AMENDMENT
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                                TO ITS FORM 20-F
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Buenos Aires, Argentina, April 12, 2005, Grupo Financiero Galicia S.A. (Buenos
Aires Stock Exchange: GGAL and GGAL6 / NASDAQ: GGAL) announced today that it has filed an amendment to its annual report for the fiscal year ended December 31, 2003, filed in July of 2004.

The filing was made at the request of The Nasdaq Stock Market, Inc. ("Nasdaq") for the sole purpose of including disclosure of exemptions from certain of its corporate governance standards, received in 2000 in connection with the company's original application for listing of its American Depositary Shares. The company was given the following exemptions:

     o the requirement that it distribute to shareholders copies of its annual report containing audited financial statements;

     o the requirement that it have, and certify that it has and will continue to have, an audit committee of at least three members, comprised solely of independent directors;

     o the requirement that it certify that it has adopted a formal written audit committee charter and that the audit committee has reviewed and assessed the adequacy of the formal written charter on an annual basis;

     o the requirement that its by-laws provide for a quorum for any meeting of the holders of its common stock of no less than 33 1/3% of outstanding common voting shares;

     o the requirement that it solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq; and

     o the requirement that it conduct an appropriate review of all related party transactions on an ongoing basis and utilize its audit committee or a comparable body of the board of directors for the review of potential conflicts of interest where appropriate.

The exemptions were granted on the basis that the corporate governance standards described above were not required by Argentine law nor customary business practice in Argentina.

Grupo Financiero Galicia S.A. was formed on September 14, 1999, as a financial services holding company organized under the laws of Argentina. Its most significant asset is Banco de Galicia y Buenos Aires S.A. Grupo Galicia's main objective is to be one of Argentina's leading comprehensive financial services companies while continuing to strengthen its position as one of the country's leading financial institutions.